Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

May 16, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp. - Post-Effective Amendment No. 4 to the Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Newtek Business Services Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-224976), filed with the Commission on May 16, 2019 (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-224976), initially filed with the Commission on May 16, 2018, and declared effective, as amended, on June 26, 2018 (the “Initial Registration Statement”), except: (i) revisions reflecting material developments relating to the Company since the effective date of the Initial Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2018, together with disclosure relating thereto, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended March 31, 2019, together with disclosure relating thereto.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206.

* * *

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.